SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carrizo Oil & Gas, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

144577103

(CUSIP Number)

Benjamin Dell

KEMC Fund IV GP, LLC

c/o Kimmeridge Energy Management Company, LLC

400 Madison Avenue

New York, NY 10017

(646) 517-7252

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(with copies to)

Manuel A. Miranda

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

June 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144577103	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON KEMC Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Interest in Securities of the Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Carrizo Oil & Gas, Inc., a Texas corporation (the “Issuer”), to amend the Schedule 13D filed on April 5, 2018 (the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended to reflect the following:

(a)    As of the date of this Amendment No.1, the Reporting Person beneficially owns shares of Common Stock in such numbers as set forth on the cover page of this Amendment No. 1. The total number of shares the Reporting Person beneficially owns represents the percentages as set forth on the cover page to this Schedule 13D of the Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the 82,065,561 shares of Common Stock outstanding as of March 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 and filed with the Securities and Exchange Commission on May 9, 2018.

(b)    The Reporting Person shares voting and dispositive power over 200 shares of Common Stock. The Reporting Person shares voting and dispositive power over 100 shares of Common Stock with KEEP IV, KENP IV and Kimmeridge Holdings, LLC. The Reporting Person shares voting and dispositive power over 100 shares of Common Stock with KEPF IV and Kimmeridge Madison, LLC.

(c)    Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(e)    On June 20, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2018	KEMC FUND IV GP, LLC

	By:	/s/ Benjamin Dell
Name: Benjamin Dell
Title: Chief Executive Officer

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Person during the past sixty days, inclusive of any transactions effected through 9:30 a.m., New York City time, on June 22, 2018.

Date	Number of Shares Purchased (Sold)	Price per Share ($)
6/20/18	(2,761,600)	$28.00
6/20/18	(4,012,800)	$28.00